

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   September 30, 2010

Mr. Glenn A. Oclassen
President and Chief Executive Officer
Transcept Pharmaceuticals, Inc.
1003 W. Cutting Boulevard, Suite #110
Port Richmond, California 94804

Re: Transcept Pharmaceuticals, Inc.
Form 10-K for the year ended December 31, 2009
File No. 000-51967

Dear Mr. Oclassen:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                                            Sincerely,

                                                            Jeffrey Riedler
                                                            Assistant Director

cc: Joseph T. Kennedy, Esquire
    Vice President, General Counsel and Secretary
    Transcept Pharmaceuticals, Inc.
    1003 W. Cutting Boulevard, Suite #110
    Port Richmond, California 94804